                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)
                                (AMENDMENT NO. 1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(A)




                           GRUPO ELEKTRA, S.A. DE C.V.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                        SERIES B SHARES WITHOUT PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    P3642B163
                                 --------------
                                 (CUSIP Number)


                              Mr. Robert Deutschman
                                1299 Ocean Avenue
                                    Suite 306
                             Santa Monica, CA 90401
                                 (310) 393-6632
                   -----------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 AUGUST 26, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box. / /

NOTE: schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 10 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. P3642B163                   13D                Page  2  of  10  Pages
          ---------                                           ---    ----


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Cappello Investment Partners III, LLC
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     SC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                  / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               310,031,601
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  310,031,601
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     310,031,601
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     16.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. P3642B163                   13D                Page  3  of  10  Pages
          ---------                                           ---    ----


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Alexander L. Cappello
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     SC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                  / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  310,031,601
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  0
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  310,031,601
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     310,031,601
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     16.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. P3642B163                   13D                Page  4  of  10  Pages
          ---------                                           ---    ----


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Gerard Cappello
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     SC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                  / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     California
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  310,031,601
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  0
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  310,031,601
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     310,031,601
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     16.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. P3642B163                   13D                Page  5  of  10  Pages
          ---------                                           ---    ----


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Cappello Partners, LLC
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     SC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                  / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               310,031,601
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  310,031,601
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     310,031,601
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     16.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     oo
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. P3642B163                   13D                Page  6  of  10  Pages
          ---------                                           ---    ----


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Robert Deutschman
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     SC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                  / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     California
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  310,031,601
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  0
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  310,031,601
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     310,031,601
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     16.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.       SECURITY AND ISSUER

This Statement relates to the Series B Common Stock, no par value ("Series B Shares"), of Grupo Elektra, S.A. de C.V. (the "Issuer"). The address of the principal executive office of the Issuer is Edificio Parque Cuiculico (Esmeralda), Insurgentes Sur, No. 3579, Col. Tlalpan La Joya, 14000 Mexico, D.F.

ITEM 2.       IDENTITY AND BACKGROUND

This Statement is filed on behalf of Cappello Investment Partners III, LLC, a Delaware limited liability company ("Cappello") which is principally involved in making investments. Cappello's principal business address is 1299 Ocean Avenue, Suite 306, Santa Monica, California, 90401.

Cappello Partners, LLC ("Cappello Partners") is the sole member of Cappello.

Messrs. Alexander Cappello, Gerard Cappello and Robert Deutschman are the members of Cappello Partners. Additionally, Messrs. Alexander Cappello, Gerard Cappello and Robert Deutschman may be deemed to control Cappello.

The principal business address for each member is 1299 Ocean Avenue, Suite 306, Santa Monica, CA 90401. Each member is a citizen of the United States of America.

During the last five years, neither Cappello nor, to the best of its knowledge, any of its members (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On August 26, 1999, Cappello entered into agreements with certain persons who are expected to hold (i) Series B Shares (which are reported as being beneficially owned by Cappello pursuant to this Schedule 13D), (ii) shares of Series A common stock of the Issuer, no par value (representing 23.5% of all outstanding Series A shares), (iii) shares of Series L common stock of the Issuer, no par value (representing 1% of all outstanding Series L shares) and
(iv) certain distributions with respect to, and interests in entities holding, such shares (collectively, the "Option Shares") which gave Cappello the right to purchase such Option Shares and certain other equity of the Issuer (the "Stock Option Agreements"), and simultaneously gave notice of its intent to exercise such purchase rights. Cappello expects to assign to a third party (the "New Purchaser") all of its rights under the Stock Option Agreements, to sell the Option Shares to such New Purchaser or otherwise to dispose of the Option Shares to such New Purchaser subject to the option granted by the Stock Option Agreements. Pursuant to the Stock Option Agreements the New Purchaser could be the Issuer, Mr. Ricardo Salinas Pliego, another member of the Salinas family or an affiliate of such persons. Cappello has entered into a Letter of Intent with the Issuer pursuant to which Cappello is committed to work diligently and in good faith to complete a transaction in which Cappello would

(i) acquire the Option Shares and transfer them to the Issuer from time to time, (ii) hold the Option Shares subject to transfer and voting restrictions satisfactory to the Issuer, (iii) agree not to sell the Option Shares to an entity that is characterized as a direct or indirect subsidiary of the Issuer under Mexican law and (iv) comply with certain other conditions. Under the Letter of Intent, Cappello may assign the Option Agreements to the Issuer if such a transaction is not completed. Cappello and the Issuer entered into an escrow agreement dated August 26, 1999 pursuant to which the Issuer deposited $15,000,000 from which Cappello may withdraw to purchase Option Shares and which is a sufficient amount for the first exercise pursuant to the Stock Option Agreements.

ITEM 4.       PURPOSE OF TRANSACTION

Cappello has made no proposals and has entered into no agreements which would be related to or would result in any of the matters described in Items 4(a)-(j) of
Schedule 13D; however, Cappello makes no representation as to the intent of any New Purchaser.

ITEM 5.       INTEREST AND SECURITIES OF THE ISSUER

  (A) As of the date of this Schedule 13D, Cappello beneficially owns 310,031,601 Series B Shares (approximately 16.0% of the outstanding Series B Shares based on the Form 20-F filed by the Issuer on June 30,
       1998) all of which Cappello has the right to acquire within 60 days following the date hereof pursuant to the exercise of the option rights under the Stock Option Agreements.

       Cappello Partners is the sole member of Cappello.

       Messrs. Alexander Cappello and Gerard Cappello and Robert Deutschman may be deemed to beneficially own Series B Shares deemed to be owned by Cappello (as set forth above).

(B) Cappello has sole power to vote and dispose of the Series B Shares upon exercise of its option under the Stock Option Agreements but has entered into a Letter of Intent with the Issuer dated August 26, 1999 by which Cappello is committed to work diligently and in good faith to complete a transaction pursuant to which the Issuer would have the right to impose voting restrictions satisfactory to the Issuer.

       Cappello Partners is the sole member of Cappello

       Messrs. Alexander Cappello, Gerard Cappello and Robert Deutschman may be deemed to beneficially own Series B Shares beneficially owned by Cappello (as set forth above) and, due to their ability to direct the actions of Cappello, may be deemed to have power to vote and dispose of the Series B Shares when the power is gained by Cappello upon closing of the option.

(C) Except for the Stock Option Agreements and the notice described herein, none of Cappello, and to the best of its knowledge, none of Cappello Partners or its members has effected transactions involving the Series B Shares during the last 60 days.

(D)    None

(E)    Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Cappello expects to assign to a New Purchaser all of its rights under the Stock Option Agreements, sell the Option Shares to such New Purchaser or otherwise dispose of the Option Shares to such New Purchaser subject to the option granted by the Stock Option Agreements. Pursuant to the Stock Option Agreements the New Purchaser could be the Issuer, Mr. Ricardo Salinas Pliego, another member of the Salinas family or an affiliate of such persons. Cappello has entered into a Letter of Intent with the Issuer pursuant to which Cappello is committed to work diligently and in good faith to complete a transaction in which Cappello would
(i) acquire the Option Shares and transfer them to the Issuer from time to time,
(ii) hold the Option Shares subject to transfer and voting restrictions satisfactory to the Issuer, (iii) agree not to sell the Option Shares to an entity that is characterized as a direct or indirect subsidiary of the Issuer under Mexican law and (iv) comply with certain other conditions. Under the Letter of Intent, Cappello may assign the Option Agreements to the Issuer if such a transaction is not completed. Cappello and the Issuer entered into an escrow agreement dated August 26, 1999 pursuant to which the Issuer deposited $15,000,000 from which Cappello may withdraw to purchase Option Shares and which is a sufficient amount for the first exercise pursuant to the Stock Option Agreements.



ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

The following is filed herewith as an Exhibit to this Amendment No. 1 to
Schedule 13D:

Exhibit 1 - A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Act of 1934, as amended. (Filed with the original filing.)

                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated as of this 26 day of August, 1999.

CAPPELLO INVESTMENT PARTNERS III, LLC

Cappello Partners, LLC,
its sole member


By:  /s/ Robert Deutschman
     ---------------------
     Robert Deutschman,
     its member

Cappello Partners, LLC,


By:  /s/ Robert Deutschman
     ---------------------
     Robert Deutschman,
     its member


     /s/ Robert Deutschman
     ---------------------
     Robert Deutschman


     /s/ Alexander Cappello
     ----------------------
     Alexander Cappello


     /s/ Gerard Cappello
     -------------------
     Gerard Cappello